EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Nine Months		For Years Ended
	Ended
	September 29,		Dec. 30,	Dec. 31,	Jan. 2,		Jan. 3,		Dec. 28,
	2002		2001	2000	2000		1999		1997

Earnings (loss) from continuing operations before income taxes	$(19,080)		$(187,039)	$(249,388)	$67,230		$68,658		$151,552
Add:
Interest on indebtedness	34,013		47,250	55,191	52,876		44,766		41,270
Amortization of debt expense	1,146		1,766	907	729		239		610
Portion of rents representative of the interest factor	6,955		10,608	10,026	10,484		8,166		8,890
Deduct:
Undistributed earnings from less-than-50-percent-owned entities	897		(90)	(2,102)	(22,429)		(10,665)		28,517

Earnings (as defined)	$23,931		$(127,505)	$(185,366)	$108,890		$111,164		$230,839

Fixed charges:
Interest on indebtedness	34,013		47,250	55,191	52,876		44,766		41,270
Amortization of debt expense	1,146		1,766	907	729		239		610
Portion of rents representative of the interest factor	6,955		10,608	10,026	10,484		8,166		8,890

Total fixed charges	$42,114		$59,624	$66,124	$64,089		$53,171		$50,770

Ratio of earnings to fixed charges	0.6	x(a)	— (b)	— (c)	1.7	x	2.1	x	4.5	x

(a)	Earnings were insufficient to cover fixed charges for period ended September 29, 2002 by $18.2 million.

(b)	Earnings were insufficient to cover fixed charges for the year ended December 30, 2001 by $187.1 million.

(c)	Earnings were insufficient to cover fixed charges for the year ended December 31, 2000 by $251.5 million.